Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-280265 and 333-280265-01
August 18, 2025
ESSENTIAL PROPERTIES, L.P., AS ISSUER
ESSENTIAL PROPERTIES REALTY TRUST, INC., AS GUARANTOR
Pricing Term Sheet
$400 million 5.400% Senior Notes due 2035

Issuer:	Essential Properties, L.P.
Guarantor:	Essential Properties Realty Trust, Inc.
Ratings: (Moody’s / S&P / Fitch)*:	Baa2 / BBB- / BBB
Ratings Outlooks: (Moody’s / S&P / Fitch)*:	Stable / Positive / Stable
Security Type:	Senior Unsecured Notes
Trade Date:	August 18, 2025
Settlement Date:
August 21, 2025 (T+3); under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their advisors.

Maturity Date:	December 1, 2035
Interest Payment Dates:	June 1 and December 1 of each year, beginning on December 1, 2025
Principal Amount:	$400 million
Benchmark Treasury:	UST 4.250% due August 15, 2035
Benchmark Treasury Price / Yield:	99-09 / 4.339%
Spread to Benchmark Treasury:	+128 bps
Yield to Maturity:	5.619%
Coupon:	5.400% per annum
Issue Price:	98.317% of the principal amount

Optional Redemption:
 Prior to September 1, 2035 (three months prior to the Maturity Date of the Notes), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price in cash (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:
•(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) unpaid interest accrued thereon to, but not including, the redemption date; and
•(2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, unpaid interest, accrued thereon to, but not including, the redemption date.
On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price in cash equal to 100% of the principal amount of the Notes being redeemed plus unpaid interest accrued thereon to, but not including, the redemption date.

CUSIP / ISIN:	29670V AB5 / US29670VAB53
Joint Book-Running Managers:	Wells Fargo Securities, LLC, Mizuho Securities USA LLC, BMO Capital Markets Corp., BofA Securities, Inc., Capital One Securities, Inc., TD Securities (USA) LLC and Truist Securities, Inc.
Co-Managers:
Barclays Capital Inc., BNP Paribas Securities Corp., Citigroup Global Markets Inc., Citizens JMP Securities, LLC, Goldman Sachs & Co. LLC, Huntington Securities, Inc., Morgan Stanley & Co. LLC, Regions Securities LLC, Scotia Capital (USA) Inc., Stifel, Nicolaus & Company, Incorporated and WR Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.
The Issuer and the Guarantor have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the related prospectus in that registration statement and any other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by searching the SEC online data base (“EDGAR”) on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751 or emailing wfscustomerservice@wellsfargo.com or by calling Mizuho Securities USA LLC toll-free at 1-866-271-7403.
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